

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

<u>Via E-Mail</u>
Kevin W. Johnson
Executive Vice President and General Counsel
Molycorp, Inc.
5619 Denver Tech Center Parkway, Suite 1000
Greenwood Village, Colorado 80111

> **Re: Molycorp, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 20, 2014**
> **File No. 001-34827**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed May 20, 2014</u>

1. Your disclosure in the fourth paragraph under Item 4.01 pertains to circumstances during your interim period from January 1, 2014 through May 16, 2014. Please expand the disclosure to state whether, during your two most recent fiscal years and any subsequent interim period prior to the engagement of your new independent accountant, there were any consultations with your new independent accountant on any matter as described in Item 304(a)(2)(i) & (ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Kevin W. Johnson
Molycorp, Inc.
May 22, 2014
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant